FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Information request CONSOB (Italian Stock Market Regulator)	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (Telefónica) as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the request for public information made on January 3rd, 2014 by the Italian Stock Market Regulator – CONSOB – and according to such request, Telefónica includes herein below a free translation of its full content :

“Addressee ID Code: 309484

RE: Disclosure to the public pursuant to Article 114, paragraph 5 of Legislative Decree no. 58/1998

Reference is made to today’s indiscretions in the press according to which your Company is in the process of evaluating a transaction to purchase Tim Brazil from Telecom Italia S.p.A. (“Telecom Italia”), through a corporate vehicle to be created, and then to “separate” the assets among the three main operators on the Brazilian market: America Movil, Oi Telemar, and your Company.

Reference is also made to the request for public disclosure sent to Telefonica on 5 December 2013, whereby CONSOB requested that a press release be issued disclosing, among other things, the main items contained in the order of the Conselho Administrativo de Defesa Economica (“CADE”) and the consequent initiatives that your Company intends to take in connection thereto.

Taking into account the changes in the prices and trading volumes of the Telecom Italia shares during today’s Stock Exchange session, we hereby request that your Company - in compliance with the above legislation and at the terms set out in Part III, Title II, Chapter I of CONSOB Regulation No. 11971/1999, as amended - issue a press release commenting on the foregoing indiscretions in the press and providing any other information and element that may be useful to the public for a fulsome evaluation of the potential transaction.

The above [requested] press release shall also specify whether Telefonica has received the order from the CADE and if yes, on what date, and shall respond to the requests for public disclosure, reiterated by CONSOB on 12 December 2013, to which no response has yet been provided. Moreover, disclosure must be given as to whether Telefonica has had contacts with the CADE in relation to the potential transaction, and if yes, then informing of any comments received.

The press release shall be issued without delay, and no later than before the markets open on 6 January 2014, shall include the statement that it is issued on request of CONSOB and shall include the full text of this letter.

THE CHAIRMAN

Digital signature”

As per such CONSOB’s request, and although Telefónica does not comment speculative articles and news published by the press, Telefónica would like to clarify that it is not part to any such vehicle and it has no details of any kind on any such potential transaction to disclose to the public for market evaluation.

Also per CONSOB’s request, Telefónica clarifies that it has not made any specific contact with CADE in connection with such potential transaction and that all recent contacts of Telefonica’s lawyers and representatives with CADE were made in the context of discussing the CADE’s decisions mentioned below, including general aspects of the Brazilian and international telecommunications market.

Following the request made by CONSOB, Telefónica clarified on December 9th, 2013, that CADE had verbally announced, on December 4th, 2013, the two following decisions:

a)	To approve with restrictions the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis – Serviços de Telecomunicações, SGPS, S.A. (together, PT), in Brasilcel N.V., which controlled the Brazilian mobile company, Vivo Participações S.A., conditional on the entry of a new shareholder in Vivo to replace PT, or that Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A., and

b)	To impose on Telefónica a fine of R$ 15 million (fifteen million Brazilian Reais) for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE as a condition to the approval of Telefónica’s original acquisition of an interest in Telecom Italia in 2007 (this decision also requires Telefónica to divest non-voting shares recently subscribed in the context of an increase of non-voting capital of Telco).

As per the further request made by CONSOB on January 3rd, 2014, Telefónica additionally clarifies that it was officially notified by CADE of the above mentioned decisions by publications on the Brazilian Official Gazette occurred on December 12th, 2013, and December 10th, 2013, respectively, having had subsequent access to the corresponding restricted versions of both rulings. As mentioned in Telefonica’s Significant Event dated of December 13th, 2013 (duly answering the requests made by CONSOB) public versions of both decisions are available in CADE’s website (http://www.cade.gov.br), and Telefónica considers that the remedies imposed are unreasonable and therefore is further analyzing the possibility of initiating the appropriate legal actions.

The timing for the accomplishment of the conditions and obligations imposed by CADE on both decisions was classified by CADE as confidential and reserved information, and, therefore, we are not allowed to disclose it to the public.

Finally, Telefónica wishes to reiterate to the market that its policy is not to comment on rumors or speculations, in press or otherwise.

Madrid, January 6, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: January 6th, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors